PANGAEA LOGISTICS SOLUTIONS LTD.
109 Long Wharf
Newport, RI 02840

January 27, 2021
VIA EDGAR

United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, D.C. 20549

Re:	Pangaea Logistics Solutions Ltd.
Registration Statement on Form S-3 (No. 333-252019)

Ladies and Gentlemen:

The undersigned registrant hereby requests that the effectiveness of the above captioned Registration Statement, filed with the United States Securities and Exchange Commission on Form S-3 on January 11, 2021, be accelerated so that it will be made effective at 3:30 p.m. Eastern Standard Time on January 29, 2021, or as soon thereafter as practicable, pursuant to Rule 461(a) of the Securities Act of 1933, as amended (the “Act”).
The undersigned registrant is aware of its obligations under the Act.
Should you have any questions regarding this request, please do not hesitate to contact Edward S. Horton at (212) 574-1265 of Seward & Kissel LLP, counsel to the undersigned registrant.
Yours truly,

PANGAEA LOGISTICS SOLUTIONS LTD.

By:	/s/ Gianni Del Signore
Name: Gianni Del Signore
Title: Chief Financial Officer